December 21, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.
Empire State Realty OP, L.P.
Amendment No. 5 to Registration Statement on Form S-4
Filed December 17, 2012
File Nos. 333-179486; 333-179486-01

Dear Mr. Kluck:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”) and Empire State Realty OP, L.P. (the “Operating Partnership”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 6 (“Form S-4 Amendment No. 6”) to the Registration Statement on Form S-4 (File Nos. 333-179486; 333-179486-01) of the Company and the Operating Partnership (the “Form S-4 Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 20, 2012.

For convenience of reference, each Staff comment contained in your December 20, 2012 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company and the Operating Partnership, as applicable.

We have provided to you five courtesy copies of the Form S-4 Amendment No. 6, filed by the Company and the Operating Partnership on the date hereof, and five copies of the Form S-4 Amendment No. 6 which are marked to reflect changes made to the Form S-4 Registration Statement filed with the Commission on December 17, 2012 (the “Marked Copies”). The changes reflected in the Form S-4 Amendment No. 6 have been made in response to the Staff’s comments. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Form S-4 Registration Statement shall have the meanings set forth in the Form S-4 Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company, the Operating Partnership or the supervisor, as applicable. Further, please note that all changes reflected in the Form S-4 Amendment No. 6 that are applicable to the Form S-11 Registration Statement will be made in a future amendment to the Form S-11 Registration Statement.

December 21, 2012

Distributions by the Company, page 185

1.	We have reviewed your response to comment 20 of our letter dated December 4, 2012.

•

Please revise your disclosure to provide more detail on how you came up with your estimate of recurring capital expenditures by discussing the types of costs that you identified as recurring as well as those that you consider to be non-recurring;

In response to the Staff’s comment, we have revised footnote (9) on page 188 of the Form S-4 prospectus as requested.

•

Your disclosure starting on page 430 discusses the status of major improvements, including items identified as repairs, at several of your buildings. Also, you refer to “deferred maintenance” costs as part of your renovation program on page 188. In your response, please include a quantitative summary of the specific material repair items and deferred maintenance items that you classify as non-recurring, and tell us your basis for that classification since it appears that the intention of these expenditures is to maintain your properties.

As discussed with the Staff on December 20, 2012, the Company is revising footnote (9) on page 188 of the Form S-4 prospectus to remove the reference to deferred maintenance. Supplementally, the Company advises the Staff that the prior property manager did not upkeep the properties in an acceptable fashion. It took many years of litigation to remove such property manager and replace them with new property managers, or a self management structure in the case of the Empire State Building. This resulted in material deferred maintenance and leasing to tenants with poor credit on an as is basis and were the primary reasons extensive renovations and repositioning work at the Manhattan office properties were undertaken. The previous reference to deferred maintenance was not meant to suggest that any of the non-recurring capital expenditures were applied to deferred maintenance. The presence of such material deferred maintenance at the properties led to the conclusion that the properties needed to be materially renovated. After our discussion with the Staff and our further review, it was determined the phrase was not required and was potentially confusing. The Company advises the Staff that all amounts in connection with the non-recurring expenses relate to capital expenditures that are intended, in the view of the Company, to be capital improvements. In response to your oral comment on December 20, 2012, we have reclassified $1.051 million of non-recurring capital expenditures associated with roof renovations at several of the properties to recurring capital expenditures in the table on page 187 of the Form S-4 prospectus and the associated footnotes.

•

Please quantify the amount of tenant improvements that are associated with “designing renovated space in relation to the needs of a new tenant on a post-renovation basis,” and tell us your basis for considering these costs as distinguishable from normal costs associated with taking on a new tenant.

As discussed with the Staff on December 20, 2012, the Company supplementally advises the Staff that the sentence referenced in the third bullet point of comment 1 was not intended to represent a sub-category of renovation leases (as defined in the footnote) since all of the tenant improvements associated with the renovation leases were done as part of the renovation and not

December 21, 2012

on a post-renovation basis. As a result, the Company has revised footnote (10) on page 189 of the Form S-4 prospectus to remove this sentence.

•

You disclose that you will fund $6.8 million of leasing commissions which are not associated with the renovation leases from operating cash flows. Please clarify whether there are any leasing commissions associated with the renovation leases. If those amounts are included in the $6.8 million amount, please revise your disclosure to clarify.

We supplementally advise the Staff that, for purposes of calculating the distributions in the table beginning on page 187 of the Form S-4 prospectus, the company has assumed that all of the $6.8 million of leasing commissions (which represents leasing commissions associated with the contractual leases) will be funded from operating cash flow and we have revised the disclosure in footnote (10) on page 189 of the Form S-4 prospectus to clarify this point.

Description of Certain Debt, page 360

Secured Revolving and Term Credit Facility, page 361

2.	We note you response to comment 15 of our letter dated December 4, 2012 and the commitment agreement filed as exhibit 10.23.

•

We note that you included an adjustment on page 187 for interest expense related to borrowings under your expected new secured revolving and term credit facility. Please expand your disclosure of the expected terms of the debt to quantify the interest rates you expect on each of the secured revolving facility and the term credit facility.

In response to the Staff’s comment, we have added disclosure on page 362 of the Form S-4 prospectus to provide a high and low range of interest rates we expect on each of the new revolving credit facility and the term loan.

•	You state that the commitment is enforceable, subject to the satisfaction of certain conditions precedent. Expand your disclosure to summarize these conditions.

In response to the Staff’s comment, we have added disclosure on pages 361 and 362 of the Form S-4 prospectus to summarize the conditions precedent to Bank of America and Goldman Sachs Bank USA’s commitment.

•

We note that the commitment agreement refers to a “Fee Letter.” Please also file the fee letter as an exhibit under Item 601 of Regulation S-K or tell us why it is not necessary. Also, clarify for us if you were or will be required to pay any commitment fees.

We supplementally advise the Staff that the referenced fee letter provides only for customary fees payable at closing to the commitment parties and other customary fees that relate to ongoing administration of the contemplated credit facility. We have concluded that these fees are not in the aggregate material to the Company or to a participant’s investment decision whether to vote

December 21, 2012

for the proposed consolidation and invest in the Company. Therefore, we do not believe that the fee letter is required to be filed under Item 601 of Regulation S-K.

The Company’s Business and Properties, page 404

Description of the Company’s Properties, page 427

The Empire State Building, New York, New York

3.	We note your disclosure on page 430 that the company currently estimates that between $185 million and $225 million is needed to complete the renovation program for the Empire State Building. We also note the disclosure in addendum IV to the commitment letter filed as Exhibit 23 that provides a table of annual expenditures for the revolver reserve. Please revise the prospectus to quantify any significant expenditures, e.g., annual expenditures of $46,014,110 for the elevator modernization.

We supplementally advise the Staff that we do not believe disclosure relating to specific annual expenditures in connection with the renovation program is meaningful to participants. We currently provide extensive disclosure in the Form S-4 prospectus describing the renovation program on a property-by-property basis and believe that such disclosure is sufficient for investors to understand the nature and scope of the program. Accordingly, we do not believe any further disclosure is required or necessary for a participant to make a decision on the proposals presented in the Form S-4 prospectus.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149 or Steven Fishman at (212) 969-3025.

Yours truly,

/s/ Larry Medvinksy

Larry Medvinsky

Clifford Chance US LLP

/s/ Steven Fishman

Steven Fishman

Proskauer Rose LLP

cc:	Anthony E. Malkin
Eric McPhee
Jessica Barberich
Angela McHale
David L. Orlic